Exhibit 99.8

                                                                      September 7, 2017

To the Board of ADP:

Thank you for the opportunity to present our analysis and ideas to the full board. We greatly appreciated the iterative dialogue and your insightful questions.

We left the meeting with the strong impression that we could work together very effectively to build on ADP’s strengths to greatly improve the company’s competitiveness, profitability, and growth. To that end as we discussed in the meeting, it is our strong preference that we end the proxy contest and come to a resolution on governance.

We have proposed an expansion of the board by three seats and the addition of our nominees. This would eliminate the need for us to replace existing directors and we could begin working together immediately.

We have met with a substantial number of shareholders over the past few weeks. They would strongly prefer that the company embrace its significant potential for improvement and that we work together in the best interest of the company and all of its stakeholders.

Please let us know how you would like to proceed.

Respectfully,

/s/ William A. Ackman

William A. Ackman